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August 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ronald E. Alper
Jeffrey Gabor

Re:	Horizon Acquisition Corporation II
Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2022
File No. 001-39631

Ladies and Gentlemen:

On behalf of our client, Horizon Acquisition Corporation II (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 23, 2022 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on August 12, 2022 (the “Proxy Statement”). We are concurrently submitting by EDGAR this letter and a revised Proxy Statement (“Revised Proxy Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter, a clean copy of the Revised Proxy Statement and a copy marked to show changes from the version filed on August 12, 2022.

Set forth below is the Staff’s comment, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed August 12, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff's comment and confirms that the sponsor is a U.S. person, is controlled by a U.S. person and does not have substantial ties with a non-U.S. person.

* * * *

August 24, 2022

If you have questions about this response or the revised Proxy Statement, please direct the questions to me at (214) 981-3453 or rscofield@sidley.com.

Thank you.

Sincerely,

/s/ Ryan M. Scofield
Ryan M. Scofield
Sidley Austin LLP

cc:  William D. Howell, Sidley Austin LLP